UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Forward Air Corporation

 (Name of Issuer)

Common Stock, $0.01 par value per share

 (Title of Class of Securities)

349853101

(CUSIP Number)

Cetus Capital VI, L.P.

8 Sound Shore Drive

Suite 303
Greenwich, CT 06830
(203) 552-3500

Copy to:

Shon Glusky, Esq.

Jason Schendel, Esq.

Sheppard, Mullin, Richter & Hampton LLP

30 Rockefeller Plaza

New York, NY 10112

(212) 634-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2024

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 349853101	Page 2 of 5

1.	Name of Reporting Person: Cetus Capital VI, L.P.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 1,690,599
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 1,690,599
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,690,599
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 6.11%(1)
12.	Type of Reporting Person (See Instructions): PN

(1)  Based on (a) 26,438,420 shares of the Issuer’s common stock outstanding as of March 25, 2024, as reported in the proxy statement on Schedule 14A filed by the Issuer on May 20, 2024 plus (b) 1,210,006 shares of the Issuer’s common stock issued upon conversion of the Issuer’s non-voting Series C Preferred Units on June 3, 2024, as reported in the Registration Statement on Form S-1 filed by the Issuer on June 10, 2024.

CUSIP No. 349853101	Page 3 of 5

Item 1(a).	Name of Issuer:

Forward Air Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1915 Snapps Ferry Road, Building N

Greeneville, Tennessee 37745

Item 2(a).	Name of Person(s) Filing:

This statement is filed by the entity listed below, which is referred to herein as the “Reporting Person”.

Cetus Capital VI, L.P., a Delaware limited partnership, whose general partner is Littlejohn Associates VI, L.P., a Delaware limited partnership.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the Reporting Person is 8 Sound Shore Drive, Suite 303, Greenwich, CT 06830.

Item 2(c).	Citizenship:

See Item 4 of each cover page.

Item 2(d).	Title of Class of Securities:

See the cover page of this filing.

Item 2(e).	CUSIP Number:

349853101.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Item 9 of each cover page.

(b)	Percent of class:

See Item 11 of each cover page.

CUSIP No. 349853101	Page 4 of 5

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 349853101	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2024	Cetus Capital VI, L.P.

	By:	Littlejohn Associates VI, L.P., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, Manager